Filed Pursuant to Rule 433
Registration Number 333-131955
Pricing Term Sheet
10,000,000 Shares of Common Stock

Issuer:	PetroQuest Energy, Inc. (the “Company”)
Title of securities:	Common Stock, par value $0.001 per share, of the Company
Common Stock offered	10,000,000 shares (or a total of 11,500,000 shares if the underwriters exercise in full their option to purchase up to 1,500,000 additional shares of the Common Stock)

	Per Share		Total

Public offering price:	$3.50		$35,000,000
Underwriting discount and commission:	$0.1925		$1,925,000
Proceeds to the Company (before expenses):	$3.3075		$33,075,000
Net proceeds:	Approximately $32,775,000, after deducting underwriter discounts and commissions and estimated offering expenses of $300,000 (excluding the underwriters’ option to purchase up to 1,500,000 additional shares of Common Stock). The Company intends to use the net proceeds it receives from this offering for general corporate purposes, including to fund capital expenditures related to its exploration and development drilling program.
Last reported sales price (June 24, 2009):	$3.68
Trade date:	June 24, 2009
Settlement date:	June 30, 2009
Underwriters:	J.P. Morgan Securities Inc.
	Calyon Securities (USA) Inc.
	Capital One Southcoast, Inc.
	Howard Weil Incorporated
	Johnson Rice & Company L.L.C.
	Simmons & Company International
	SMH Capital Inc.
	Stifel, Nicolaus & Co., Inc.
	UBS Securities LLC
Additional information	In addition to the pricing information set forth above, the “Capitalization” section of the preliminary prospectus will be updated to reflect the following changes ($ in thousands):
	·	As adjusted Cash and cash equivalents	$59,259
	·	As adjusted Common stock, par value $.001 per share	$59
	·	As adjusted Additional paid-in capital	$251,155
	·	As adjusted Total stockholders’ equity	$215,578
	·	As adjusted Total capitalization	$494,640
The issuer has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by contacting J.P. Morgan Securities Inc. at 4 Chase Metrotech Center, CS Level, Brooklyn, NY 11245, Attn: Chase Distribution and Support Service, Northeast Statement Processing, or by telephone to (718) 242-8002, or by or by fax at (718) 242-8003.
Dated June 24, 2009